FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 13, 2017

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the disposal of common stock of Darwin Precisions Corp. ” dated November 13, 2017.

2.	Taiwan Stock Exchange filing entitled, “AUO will attend "Morgan Stanley 16th Annual Asia Pacific Summit"” dated November 13, 2017.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: November 13, 2017	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

November 13, 2017

English Language Summary

Subject: To announce the disposal of common stock of Darwin Precisions Corp.

Regulation: Published pursuant to Article 4-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2017/11/13

Contents:

1.	Name of the securities:Common stock of Darwin Precisions Corp. ("Darwin")

2.	Trading date:2017/11/13~2017/11/13

3.	Trading volume, unit price, and total monetary amount of the transaction:

Volume: AU Optronics Corp.("The Company"):46,500 thousand shares;

Konly Venture Corp.("Konly")：19,960 thousand shares.

Unit price: NT$26.85 per share.

Total monetary amount:The Company: NT$1,249 million; Konly：NT$536 million.

4.	Gain (or loss) (not applicable in case of acquisition of securities):

After this transaction, Darwin is still a subsidiary of the Company. According to the relating accounting principles, the difference between the proceeds and the relating book value should be recognized as capital surplus and would not have impact on the Company's income statement.

5.	Relationship with the underlying company of the trade: A subsidiary of the Company.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade)

The Company:190,108 thousand shares, NT$84,934 million and 28.56%;

Konly：42,598 thousand shares, NT$3,974 million and 6.40%.

Status of any restriction of rights (e.g.pledges): None.

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:

Current ratio of long or short term securities investment (including the current trade)to the total assets: The Company:23.74%; Konly：1.11%.

Current ratio of long or short term securities investment (including the current trade)to the shareholder's equity:The Company:41.66%; Konly：1.95%.

The operational capital: NT$ 12,636 million

8.	Concrete purpose/objective of the acquisition or disposal:To liquidate asset.

9.	Do the directors have any objections to the present transaction?:No.

10.	Any other matters that need to be specified:

1.	After the current trade, the company holds 41.05% of Darwin’s outstanding common shares on a consolidated basis.

2.	The total assets and operational capital in the most recent financial statements refer to the amount of the Company's stand alone financial statements for the year of 2016; the shareholder's equity in the most recent financial statement refer to the Company's consolidated financial statements for the third quarter of 2017.

Item 2

AU Optronics Corp.

November 13, 2017

English Language Summary

Subject: AUO will attend "Morgan Stanley 16th Annual Asia Pacific Summit"

Regulation: Published pursuant to Article 4-12 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2017/11/13

Contents:

1.	Date of the investor conference:2017/11/15~2017/11/16

2.	Time of the investor conference:08:30

3.	Location of the investor conference: Mandarin Oriental Hotel, Singapore

4.	Brief information disclosed in the investor conference:

To brief AUO's operating and financial results based on the information released at 2017 Q3 investor conference.

5.	The presentation of the investor conference release:

Please refer to MOPS or AUO's website for 2017 Q3 investor conference presentation.

6.	Will the presentation be released in the Company’s website:

https://www.auo.com/en-global/Investor_Conference/index

7.	Any other matters that need to be specified:None.